M-real Corporation Stock Exchange Announcement 10.3.2005 at 9.00 a.m.

M-REAL REDUCES THE LOT SIZE OF ITS SHARE

M-real Corporation has applied to Helsinki Stock Exchange for the reduction of the lot size of its shares from the current 500 to 200 shares. The change will be valid as of 14 March 2005.

With a reduction of the lot size M-real wants to make it easier to invest in the M-real share, increase trading volume and thereby improve the liquidity of the share.

The shares of M-real are listed on the Helsinki Stock Exchange. M-real has two series of shares: A-share (MRLAV) and B-share (MRLBV). The total number of shares is 328,165,612.

M-REAL CORPORATION

Corporate Communications


05006712


SEC MAIL PROCESSING
RECEIVED
MAR 1 8 2005
SECTION
179